UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

15 November 2013
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

N  E  W  S      R E  L  E  A  S  E

15 November 2013

Financial Calendar 2014

2013 Results	Tuesday, February 25, 2014
AGM / Interim Management Statement	Wednesday, May 7, 2014
2014 Interim Results	Tuesday, August 19, 2014
Interim Management Statement	Tuesday, November 11, 2014

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000 FAX +353.1.4041007
E-MAIL: mail@crh.com WEBSITE: www.crh.com. Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

CRH public limited company
(Registrant)

Date: 15 November 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director